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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                            Triton PCS Holdings, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    896775103
           -----------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 24th Floor
                            New York, New York 10112
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 1, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS.240.13d-7 for other parties to whom copies of this statement are to be sent.


----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Partners (SBIC), LLC (formerly known as
     Chase Venture Capital Associates, LLC)
     13-337-6808
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  ______________________________________________________________________

     (b)  ______________________________________________________________________

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        12,270,743

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   Not applicable
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        12,270,743

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   Not applicable

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   12,270,743

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     22.7%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO

________________________________________________________________________________

SEC 1746 (2-98)                Page 2 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.P. Morgan Capital Corporation
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) _______________________________________________________________________

     (b) _______________________________________________________________________

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     WC
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        10,789,599

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   Not applicable
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        10,789,599

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   Not applicable

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   10,789,599

________________________________________________________________________________
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)


________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       20%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO

________________________________________________________________________________



SEC 1746 (2-98)                Page 3 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103


PRELIMINARY NOTE:

This Schedule 13D is being filed to reflect the acquisition of additional shares as a result of the Merger (as defined herein).

ITEM 1.  SECURITY AND ISSUER.

             This statement relates to the Common Stock, (the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 375 Technology Drive, Malver, PA 19355.

ITEM 2.  IDENTITY AND BACKGROUND.

             This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC, a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)") whose principal office is located at c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020 and by J.P. Morgan Capital Corporation, a Delaware Corporation (hereinafter referred to as "JPMCC"), whose principal office is located at 60 Wall Street New York, New York 10260.

             JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).

             JPMP (SBIC) is a wholly-owned  subsidiary of J.P.  Morgan  Partners
(BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund," whose principal business office is located at the same address as JPMP (SBIC), which is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp"), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP Capital Corp.

             JPMCC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMCC.

             Each of JPMP Capital Corp. and JPMCC is a wholly-owned subsidiary of JP Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


             The funds provided by JPMP (SBIC) for the purchase of the Issuer's Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPMCC for the purchase of the Issuer's Common Stock were obtained from JPMCC contributed capital, which includes funds that are held available for such purpose. Each of JPMP (SBIC) and JPMCC disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

ITEM 4.  PURPOSE OF TRANSACTION.

             On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation (the "Merger"), with the surviving corporation being J.P. Morgan Chase. As a result of the Merger, J.P. Morgan Chase indirectly acquired the Issuer's Common Stock held by JPMCC and as a result thereof, J.P. Morgan Chase may be deemed the indirect Beneficial Owner

SEC 1746 (2-98)                Page 4 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103


through the Reporting Persons of 23,060,342 shares of the Issuer's Common Stock which represents 42.7% of the Issuer's outstanding Common Stock as of December 31, 2000.

             The acquisition of the Issuer's equity  securities has been made by
JPMP (SBIC) and JPMCC for investment purposes. Although neither JPMP (SBIC) nor JPMCC has a present intention to do so, each of JPMP (SBIC) and JPMCC may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC) and JPMCC may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

             Except as set forth in this Item 4, neither JPMP (SBIC) nor JPMCC has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (SBIC) and JPMCC each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             JPMP (SBIC) may be deemed the beneficial owner of 12,270,743 shares of the Issuer's Common Stock. JPMP (SBIC) deemed beneficial ownership represents 22.7% of the Common Stock as of December 31, 2000. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPMCC may be deemed beneficial owner of 10,789,599 shares of the Issuer's Common Stock. JPMCC deemed beneficial ownership represents 20% of the outstanding shares of Common Stock as of December 31, 2001. JPMCC has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

             Except as reported in Item 3 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement. No person other than JPMP (SBIC) and JPMCC, respectively, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by JPMP (SBIC) and JPMCC, respectively.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


SCHEDULE A

Item 2 information for executive officers and directors of JPMP (SBIC).

SCHEDULE B

Item 2 information for executive officers and directors of JPMP Capital Corp.

SCHEDULE C

Item 2 information for executive officers and directors of JPMCC.

SEC 1746 (2-98)                Page 5 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103


SCHEDULE D

Item 2 information for executive officers and directors of JP Morgan Chase.


SEC 1746 (2-98)                Page 6 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                J.P. MORGAN PARTNERS (SBIC), LLC



                                                By: /s/ JEFFREY C. WALKER
                                                    ----------------------------
                                                    Name: Jeffrey C. Walker
                                                    Title: President


       JANUARY 10, 2001
----------------------------
           Date

SEC 1746 (2-98)                Page 7 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                J.P. MORGAN CAPITAL CORPORATION



                                                By: /s/ STEPHEN SKOCYLAS
                                                    ----------------------------
                                                    Name:  Stephen Skocylas
                                                    Title: Managing Director


       JANUARY 10, 2001
----------------------------
           Date



SEC 1746 (2-98)                Page 8 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103

                                                                      SCHEDULE A



                        J.P. MORGAN PARTNERS (SBIC), L.C.

                                              EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr.*
Managing Director                             Susan L. Segal*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsey Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Kelly Shackelford*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Caroll**
Assistant Secretary                           Denise G. Connors**


                                              DIRECTORS(1)

                                              Jeffrey C. Walker*

----------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of JP Morgan Partners, LLC. Business address is c/o JP Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10022.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1746 (2-98)                Page 9 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103



                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                                              EXECUTIVE OFFICERS(1)

Chief Executive Officer                       William B. Harrison**
President                                     Jeffrey C. Walker*
Executive Vice President                      Mitchell J. Blutt, M.D.*
Executive Vice President                      Arnold L. Chavkin*
Executive Vice President                      John M.B. O'Connor*
Managing Director                             John R. Baron*
Managing Director                             Christopher C. Behrens*
Managing Director                             David S. Britts*
Managing Director                             David Gilbert*
Managing Director                             Evan Graf*
Managing Director                             Eric A. Green*
Managing Director                             Michael R. Hannon*
Managing Director                             Donald J. Hofmann, Jr.*
Managing Director                             W. Brett Ingersoll*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Jonathan Meggs*
Managing Director                             Thomas G. Mendell*
Managing Director                             Stephen P. Murray*
Managing Director                             Joao Neiva de Figueiredo, Ph.D.*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas Quinn*
Managing Director                             Peter Reilly*
Managing Director                             Robert R. Ruggiero, Jr.*
Managing Director                             Susan L. Segal*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Georg Stratenwerth*
Managing Director                             Lindsey Stuart*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Kelly Shackelford*
Managing Director                             Charles R. Walker*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*
Managing Director                             Eric R. Wilkinson*
Senior Vice President                         Marcia Bateson*
Vice President and Treasurer                  Elisa R. Stein*
Secretary                                     Anthony J. Horan**
Assistant Secretary                           Robert C. Carroll**
Assistant Secretary                           Denise G. Connors**


                                              DIRECTORS(1)

                                              William B. Harrison**

                                              Jeffrey C. Walker*
----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of JP Morgan Partners, LLC. Business address is c/o JP Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10022.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1746 (2-98)                Page 10 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103

                                                                      SCHEDULE C

                         J.P. MORGAN CAPITAL CORPORATION

                                              EXECUTIVE OFFICERS(1)

President, Chief Executive Officer
  and Managing Director                       John A. Mayer, Jr.*
Managing Director                             Pierre Dupont*
Managing Director                             Karl Fooks*
Managing Director                             Evan M. Graf*
Managing Director                             Alfredo M. Irigoin*
Managing Director                             Martin O'Neil*
Managing Director                             Timothy Purcell*
Managing Director                             Thomas S. Quinn*
Managing Director                             Thomas P. Reagan*
Managing Director                             Stephen Skoczylas*
Managing Director                             Tira Wannamethee*
Managing Director                             Brian F. Watson*
Vice President                                Aisaku Suzuki*
Vice President                                Francisco Bosch*
Vice President                                Michael L. Campbell*
Vice President                                Dominique Chaffard*
Vice President                                Kevin Charlton*
Vice President                                Francisco Churtichaga*
Vice President                                Alberto Delgado*
Vice President and Assistant Secretary        Cheryl Eustace*
Vice President                                Martin Friedman*
Vice President                                Avi Gilboa*
Vice President                                Marc D. Johnson*
Vice President and Assistant Secretary        Irena D. Kaufmann*
Vice President                                Stephen King*
Vice President                                Dietrick Knoer*
Vice President                                Howard Lask*
Vice President                                Andrew Liu*
Vice President                                Caroline Lovelace*
Vice President and Secretary                  James P. Marriott*
Vice President                                Brian Mathis*
Vice President                                Terutomo Mitsumasu*
Vice President                                Christopher Molanphy*
Vice President                                Nicola Pedroni*
Vice President                                Peter M. Reilly*
Vice President                                Roberto Rodriguez*
Vice President                                Francisco Silveyra*
Vice President                                Robert Velarde*
Assistant Secretary                           Bee-Ann Benson*
Assistant Secretary                           Sandra King*

                                              DIRECTORS(1)

Chairman                                      John A. Mayer, Jr.*
                                              Thomas B. Ketchum**
                                              Clayton S. Rose***
                                              Ramon de Oliveira**

----------
(1)  Each of whom is a United States citizen.

* Principal occupation is director, executive officer or employee of JPMCC. Business address is c/o J.P. Morgan Capital Corporation, 60 Wall Street, New York, New York 10260.

** Principal occupation is director, executive officer or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

*** Principal occupation is Managing Director of J.P. Morgan Securities, Inc. Business address is c/o J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260.


SEC 1746 (2-98)                Page 11 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103

                                                                      SCHEDULE D

                             J.P. MORGAN CHASE & CO.


                                                       EXECUTIVE OFFICERS(1)

Chairman of the Board                                  Douglas A. Warner III
President and Chief Executive Officer                  William B. Harrison Jr.*
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr.*
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**


                                 DIRECTORS***


                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                           BUSINESS OR RESIDENCE ADDRESS
----                           -----------------------------
--------------------------------------------------------------------------------
Hans W. Becherer               Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel               Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York 10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy            Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns               Chairman of the Board and
                               Chief Executive Officer
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------

----------
(1)  Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o 270 Park Avenue, New York, New York 10017. Each executive officer is a United States citizen.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o Chase Capital Partners, J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

*** Each of the persons named below is a citizen of the United States of America.


SEC 1746 (2-98)                Page 12 of 13 Pages

                                  SCHEDULE 13D
                                  ------------

ISSUER: Triton PCS Holdings, Inc.                            CUSIP No. 896775103

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                           BUSINESS OR RESIDENCE ADDRESS
----                           -----------------------------
--------------------------------------------------------------------------------
H. Laurence Fuller             Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                President
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
Melvin R. Goodes               Retired Chairman of the Board and CEO
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ 07950
--------------------------------------------------------------------------------
William H. Gray, III           President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.       President and Chief Executive Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan               Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue - Room 29-72
                               New York, New York 10022
--------------------------------------------------------------------------------
Lee R. Raymond                 Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford               Chairman, President and Chief Executive Officer
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey 07940
--------------------------------------------------------------------------------
Lloyd D. Ward                  Former Chairman of the Board and
                               Chief Executive Officer of Maytag
                               13338 Lakeshore Drive
                               Clive, Iowa 50325
--------------------------------------------------------------------------------
Douglas A. Warner III          Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------


SEC 1746 (2-98)               Page 13 of 13 Pages